(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

(Stock Code: 8282)

THIRD QUARTERLY RESULTS FOR 2006

HIGHLIGHTS

•	Total revenues were US$38.95 million (“mn”), a decrease of 15.2% from the same period last year and 22.3% from last quarter.

•	Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease from the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of our total quarterly revenues.

•	Online advertising revenues were US$3.53 mn, representing a 36.3% increase from the same period last year but a 9.2% decrease from the previous quarter. Online advertising revenues made up 9.1% of our total quarterly revenues.

•	Net income was US$5.28 mn, a decrease of 55.1% from the last quarter and a decrease of 59.0% from the same period last year.

•	Excluding share-based compensation (“SBC”) expenses of US$0.74 mn, Non-GAAP net income was US$6.02 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$9.9 cents per ADS or US$0.12 cents per common share.

•	Excluding SBC expenses, Non-GAAP fully diluted earnings per ADS were US$11.3 cents per ADS or US$0.14 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately

US$128.59 mn at the end of the third quarter of 2006.

Remark — Non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the section of “Non-GAAP Financial Measures”.

CHAIRMAN’S STATEMENT FOR THIRD QUARTER 2006

I am pleased to announce the unaudited results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the third quarter ended September 30, 2006.

Financial Highlights
For the third quarter of 2006:

•	Total revenues were US$38.95 million (“mn”), a decrease of 15.2% from the same period last year and 22.3% from last quarter.

•	Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease from the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of our total quarterly revenues.

•	Online advertising revenues were US$3.53 mn, representing a 36.3% increase from the same period last year but a 9.2% decrease from the previous quarter. Online advertising revenues made up 9.1% of our total quarterly revenues.

•	Net income was US$5.28 mn, a decrease of 55.1% from the last quarter and a decrease of 59.0% from the same period last year.

•	Excluding share-based compensation (“SBC”) expenses of US$0.74 mn, Non-GAAP net income was US$6.02 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$9.9 cents per ADS or US$0.12 cents per common share.

•	Excluding SBC expenses, Non-GAAP fully diluted earnings per ADS were US$11.3 cents per ADS or US$0.14 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately

US$128.59 mn at the end of the third quarter of 2006.

Third Quarter 2006 — Financial Performance Review
The Company’s unaudited consolidated revenues for the three months ended September 30, 2006 were
US$38.95 mn, a decrease of 15.2% compared to the same period year on year (“YoY”) and a decrease of 22.3% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease compared to the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of our total quarterly revenues compared to 91.2% in the second quarter.

Online advertising revenues were US$3.53 mn, representing a 9.2% decrease QoQ, but an increase of 36.3% YoY. Online advertising revenues made up 9.1% of our total quarterly revenues, up from 7.8% in the second quarter.

Gross profit was US$12.77 mn representing a decrease of 37.0% compared to the same period last year and a 33.0% decline QoQ. Gross margins declined to 32.8% in 3Q06 compared to 38.0% in the 2Q06 and 44.1% in the 3Q05. The sequential decline in gross margins was due to the steep decline in our revenues while a portion of our cost of sales are fixed in nature, such as staff, depreciation, bandwidth and some marketing costs, amongst others. Total cost of sales in 3Q06 was US$26.18 mn vs. US$31.05 mn in 2Q06 or a QoQ decline of 15.7%, compared to a 22.3% QoQ drop in total revenues.

Total operating expenses were US$8.55 mn in 3Q06, 6.8% higher than 2Q06 and roughly flat compared to the same period last year. The slight QoQ increase in operating expenses was in part due to higher operating and amortization expenses associated with our first full quarter of consolidating Beijing Bo Xun Rong Tong Information Technology Company Limited (“Beijing Infomax” or “Infomax”). Otherwise, due to the new operator and government policies, we strived to control costs while maintaining historical levels of sales and marketing to continue to build brand awareness for our portal.

In addition, during 3Q06, the Company recognized US$0.74 mn in SBC expenses which are excluded in our non-GAAP presentation of earnings.

Operating income was US$4.22 mn, down 63.3% from the same period last year and 61.8% from the previous quarter. Excluding SBC expenses, Non-GAAP operating income would have been US$4.96 mn. Operating margins were 10.8% in the third quarter, compared to 22.1% in the previous quarter.

3Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$6.76 mn, a decrease of 50.0% YoY and 49.5% QoQ. EBITDA margins were 17.3% for the quarter compared to 26.7% in 2Q06. Excluding SBC expenses, 3Q adjusted EBITDA was US$7.50 mn.

Net Income was US$5.28 mn, a decrease of 59.0% YoY and 55.1% QoQ. This includes an exchange gain of US$ 0.74 mn primarily due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Excluding SBC expenses, Non-GAAP net income was US$6.02 mn, a decrease of 53.3% YoY and 51.9% QoQ.

US GAAP basic earnings per ADS were US$9.9 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.25 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses, Non-GAAP basic earnings per ADS were US$11.3 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.14 cents for the quarter. Shares used in computing basic earnings per ADS were 53.25 mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,259.63 mn.

US GAAP diluted earnings per ADS were US$9.9 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.25 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses, Non-GAAP diluted earnings per ADS were US$11.3 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$0.14 cents for the quarter. Shares used in computing diluted earnings per ADS were 53.25mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,259.63 mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$128.59 mn at the end of the third quarter of 2006. This cash and cash equivalent balance takes into account US$18.75 mn used to pay for the first installment of our Infomax acquisition and another US$20.04 mn for the repayment of our loan with TOM Group.

Business Review
Wireless Internet Services
Total wireless Internet service revenues were US$34.71 mn for the third quarter of 2006, a decrease of 24.1% QoQ and 19.6% YoY. Wireless Internet revenues accounted for 89.1% of our total revenues in the quarter compared to 91.2% in 2Q06.

In addition, 3Q06 was the first full quarter to include Infomax, which contributed US$6.95 mn in total wireless revenues in 3Q06 compared to US$0.98 mn in 2Q06, which only reflects consolidation as of June 1, 2006. This represented 20.0% of total 3Q06 wireless Internet revenues. SMS usage based services contributed over half of Infomax’s revenues and SMS revenues derived from CCTV-2’s “Dream China” show contributed roughly 40% of Infomax’s 3Q06 revenues. As “Dream China” ran mainly during August and September, we expect to see a drop-off in Infomax’s business in the fourth quarter of 2006, although we expect it should be somewhat offset by ongoing synergies and other marketing / product development activities that Infomax and TOM Online management are currently working on together.

As such, excluding Infomax from 3Q06 revenues, total wireless Internet revenues would have been US$27.76 mn, representing a decrease of 37.9% QoQ and 35.7% YoY.

On July 7, 2006, TOM Online issued a press release relating to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom (“Unicom”) has also implemented similar policies to that of CMCC during 3Q06.

As had been previously discussed, these new policies have had a substantial negative impact to our wireless business, resulting in substantial revenue and profit declines from prior periods.

Although it appears that the regulatory environment had begun to stabilize towards the end of 3Q06, in the near-term due to policies such as double confirmation and a more stringent operating environment, we continue to expect to see depressed levels of business activity in our wireless business.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and believe this will benefit our business in the long run.

SMS services
SMS (“Short Messaging Service”) revenues in 3Q06 were US$14.21 mn, down 25.1% QoQ and 19.4% YoY. SMS revenues made up 40.9% of our total wireless Internet revenues for the quarter. The primary factor for the steep decline in our SMS business was due to the cancellation of per message subscriptions beginning in July for both CMCC and Unicom. Other factors such as double confirmation and extended free trial periods were only less significant contributors to the QoQ decline. These factors were offset by the contribution from Infomax’s SMS business in 3Q06.

2.5G services
MMS (“Multimedia Messaging Service”) revenues for 3Q06 were US$2.08 mn, down 47.6% QoQ and 32.4% YoY. MMS revenues made up 6.0% of our total wireless Internet revenues in the quarter. Similar to SMS, the cancellation of per message subscriptions was the primary factor for a decline in our MMS business. However as discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 3Q06 were US$7.40 mn, representing a 10.8% increase QoQ but a 11.5% decrease YoY. WAP revenues made up 21.3% of our total wireless Internet revenues in the quarter. In the second quarter, roughly 90% of our WAP revenues had been based on monthly subscriptions, but due to the new policies, we have begun to shift our business towards one-time (“usage”) based services in early 3Q06. However, excluding Infomax, WAP revenues would have declined QoQ and YoY. Factors contributing to a decline in our WAP business included the introduction of one-month free trials for subscriptions, silent user clean-up periods shortening from 6-months to 4-months and a more stringent operating environment limiting marketing and other cross-selling activities. Exiting 3Q06, the majority of WAP revenues were from usage based services.

Voice services
IVR (“Interactive Voice Response”) revenues in 3Q06 were US$8.15 mn, down 31.3% QoQ and 22.5% YoY. IVR revenues made up 23.5% of our total wireless Internet revenues in the quarter. Our IVR business performed poorly due to the suspension of cross-selling activities which continues to persist in most CMCC provinces at the end of 3Q.

CRBT (“Colour Ringback Tones”) revenues in 3Q06 were US$1.61 mn, down 50.1% QoQ and 30.6% YoY. CRBT revenues made up 4.6% of our total wireless Internet revenues in the quarter. Continued strong price competition in the average CRBT per song fees and a more stringent operating environment due to the new policies, contributed to the poor performance in our CRBT business.

Other Wireless Internet Services
Other wireless Internet revenues were US$1.26 mn, representing a 24.4% increase QoQ and roughly flat YoY. Other wireless Internet revenues made up 3.7% of our total wireless Internet revenues and consist of primarily of revenues from our Indiagames business and to a lesser extent mobile games distributed by TOM Online in the mainland China market.

Online Advertising and Portal
Online advertising revenues were US$3.53 mn in 3Q06, representing a slight decrease 9.2% QoQ but an increase of 36.3% YoY. Due to the strong performance in 2Q06 driven by advertising interest related to the World Cup on our sports channel and Wanleba campus roadshows on our entertainment and music channels, we saw a slight let up in online advertising activities in 3Q06.

However, as we transit the current wireless Internet operating environment, management will continue its efforts on our portal and bolster our online presence and communities to continue to grow our online advertising business. In particular, the portal strategy will be aligned to best position the Company in anticipation of the introduction of 3G wireless services in our market.

New Business Opportunities
TOM-SKYPE JV and UMPay

At the end of October 2006, we had over 23.5 mn registered TOM-Skype users, up from over 15.5 mn registered users at the end of July 2006, or an increase of over 8 mn new registered users since the end of July.  The recent growth in TOM-Skype users is due to increased marketing activities surrounding the voice and community functions of the TOM-Skype service as well the scale of the user base beginning to exhibit positive network effects. More importantly, we continue to explore advertising opportunities through the TOM-Skype client which we hope to begin monetizing in early 2007.

Regarding our alliance with UMPay, the Company continued to work closely with UMPay on micropayments services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity for the Company.

Business Outlook
At the time of this announcement, we anticipate that our total revenues for the quarter ending December 31, 2006 to be in the range of US$34.5 mn to US$35.5 mn which represents a 8.8% — 11.4% sequential decline which accounts for Dream China having no contribution in 4Q as it was a special 3Q event.

Although we believe that the policy environment has stabilized, near-term operating conditions remain challenging towards growth. However, as the team has demonstrated its ability to adapt to difficult circumstances and sustain profitability, I remain optimistic towards the Company’s future and their ability to build upon their market position today for future long-term growth.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, November 9, 2006

CONDENSED CONSOLIDATED BALANCE SHEETS

		Audited	Unaudited
		December 31,	September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		99,869	100,274
Short-term bank deposits	3	1,863	28,315
Accounts receivable, net		33,950	30,242
Restricted cash		300	300
Prepayments		6,053	5,412
Income tax prepaid		—	127
Deposits and other receivables		2,503	2,881
Due from related parties		189	180
Inventories		53	112

Total current assets		144,780	167,843

Available-for-sale securities	4	38,519	-
Restricted securities	4	59,122	97,640
Investment under cost method		1,494	1,568
Long-term prepayments and deposits		132	134
Property and equipment, net		15,346	14,709
Deferred tax assets		521	687
Goodwill, net	5	184,678	209,289
Intangibles, net		1,415	3,404

Total assets		446,007	495,274

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		Audited	Unaudited
		December 31,	September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		5,031	5,445
Other payables and accruals		16,002	18,075
Income tax payable		569	491
Deferred revenues		69	130
Consideration payables		16,615	-
Short-term loan	6	—	35,340
Due to related parties	7	19,430	25

Total current liabilities		57,716	59,506

Non-current liabilities:
Secured bank loan		56,099	55,271
Deferred tax liabilities		182	150

Total liabilities		113,997	114,927

Minority interests		2,900	3,171

		116,897	118,098

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,628,528 shares issued and outstanding as at December 31, 2005 and September 30, 2006 respectively)		5,416	5,461
Paid-in capital		312,643	321,633
Statutory reserves		11,396	11,396
Accumulated other comprehensive (losses) / incomes		(3,187)	6,680
Retained earnings		2,842	32,006

Total shareholders’ equity		329,110	377,176

Total liabilities, minority interests and shareholders’ equity		446,007	495,274

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended		Nine months ended
		September	30,	September 30,
	Note	2005	2006	2005	2006
		(in thousands of U.S. dollars, except number of shares & per share amounts)
Revenues:
Wireless Internet services		43,158	34,709	117,264	125,913
Advertising		2,590	3,531	6,012	10,122
Commercial enterprise solutions and Others		193	706	723	1,585
Total revenues		45,941	38,946	123,999	137,620
Cost of revenues:
Cost of services *		(25,689)	(26,180)	(72,069)	(85,843)
Total cost of revenues		(25,689)	(26,180)	(72,069)	(85,843)

Gross profit		20,252	12,766	51,930	51,777

Operating expenses:
Selling and marketing expenses *		(1,762)	(2,074)	(4,947)	(5,502)
General and administrative expenses *		(6,361)	(5,718)	(16,286)	(18,354)
Product development expenses *		(428)	(386)	(1,044)	(1,224)
Amortization of intangibles		(208)	(368)	(767)	(782)

Total operating expenses		(8,759)	(8,546)	(23,044)	(25,862)

Income from operations		11,493	4,220	28,886	25,915
Other income/(loss):
Net interest income		274	334	2,089	1,218
Gain on disposal of available-for-sale securities		—	—	450	-
Loss on issuance of shares by a subsidiary		—	—	(69)	-
Exchange gain	8	1,132	737	1,132	1,695

Income before tax		12,899	5,291	32,488	28,828
Income tax credit/(expenses)	9	106	(21)	(6)	158

Income after tax		13,005	5,270	32,482	28,986
Minority interests		(123)	8	(196)	178

Net income attributable to shareholders		12,882	5,278	32,286	29,164

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

		Three months ended		Nine months ended
		September	30,	September 30,
	Note	2005	2006	2005	2006
		(in thousands of U.S. dollars, except number of shares & per share amounts)

Earnings per ordinary share – basic (cents):	10	0.31	0.12	0.79	0.69
Earnings per ordinary share – diluted (cents):	10	0.31	0.12	0.79	0.68

Earnings per American Depository Shares – basic (cents):	10	24.5	9.9	63.4	54.9
Earnings per American Depository Shares– diluted (cents):	10	24.5	9.9	63.4	54.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	10	4,200,439,916	4,259,625,175	4,073,373,960	4,252,713,087
Ordinary shares, diluted	10	4,203,069,703	4,259,625,175	4,074,260,188	4,289,453,234

American Depositary Shares, basic	10	52,505,499	53,245,315	50,917,174	53,158,914
American Depositary Shares, diluted	10	52,538,371	53,245,315	50,928,252	53,618,165
* Included share-based compensation expense under SFAS 123R (Note 2)
Cost of services		—	23	—	71
Selling and marketing expenses		—	2	—	4
General and administrative expenses		—	711	—	2,187
Product development expenses		—	8	—	24

Total		—	744	—	2,286

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated	(Accumulated
					other	deficit)/	Total
	Number	Share	Paid-in	Statutory	comprehensive	Retained	shareholders’
	of shares	capital	capital	reserves	(losses)/incomes	earnings	equity
	(in thousands of U.S. dollars, except number of shares)
Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,158	—	-	—	47,548
Issuance of shares on exercise of employee share options	5,190,000	7	991	—	—	—	998
Unrealized loss on securities	—	—	—	—	(2,436)	—	(2,436)
Currency translation adjustments	—	—	—	—	501	—	501
Net income for the period	—	—	—	—	—	32,286	32,286

Balance as of September 30, 2005	4,205,545,503	5,392	309,016	9,452	(2,605)	(7,934)	313,321
Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	35,096,423	45	6,704	—	—	—	6,749
Share-based compensation	—	—	2,286	—	—	—	2,286
Unrealized gain on securities	—	—	—	—	280	—	280
Currency translation adjustments (Note 8)	—	—	—	—	9,587	—	9,587
Net income for the period	—	—	—	—	—	29,164	29,164

Balance as of September 30, 2006	4,259,628,528	5,461	321,633	11,396	6,680	32,006	377,176

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income		32,286	29,164
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles		767	782
Amortization of premium on debt securities		290	284
Allowance for doubtful accounts		666	368
Depreciation		5,111	6,362
Deferred income tax		—	(186)
Minority interests		196	(178)
Exchange gain, net		(1,081)	(1,695)
Loss/(Gain) on disposal of property and equipment		81	(1)
Gain on disposal of available-for-sale securities		(450)	-
Loss on issuance of shares by a subsidiary		69	-
Share-based compensation expense		—	2,286
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable		(4,701)	5,507
Prepayments		(869)	798
Deposits and other receivables		(74)	128
Due from related parties		(43)	(2)
Income tax prepaid		—	(129)
Inventories		51	(57)
Accounts payable		1,563	(2,016)
Other payables and accruals		6,074	1,415
Income tax payable		(303)	(112)
Deferred revenues		(51)	58
Due to related parties		(764)	187

Net cash provided by operating activities		38,818	42,963

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

		Nine months ended September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)

Cash flow from investing activities:
Payments for purchase of property and equipment		(6,449)	(4,954)
Cash paid for short-term bank deposits		(1,449)	(51,110)
Cash paid for entrusted loan provided to a related party		(2,461)	-
Cash received from short-term bank deposits		—	24,949
Cash received on disposal of available-for-sale securities		16,392	-
Net cash used in acquisition of subsidiaries		(99,937)	(34,519)
Net cash used in investing activities		(93,904)	(65,634)

Cash flow from financing activities:
Issuance of ordinary shares from the exercise of share options, net of expenses		998	6,749
IPO share issuing expenses		(803)	-
Cash received from issuance of shares by a subsidiary, net of issuing expenses		3,985	-
Bank loan, net of handling charges		56,539	35,340
Partial repayment of bank loan		—	(828)
Repayment of loans due to parent company	7	—	(20,038)
Net cash provided by financing activities		60,719	21,223

Net increase/(decrease) in cash and cash equivalents		5,633	(1,448)
Cash and cash equivalents, beginning of period		79,320	99,869
Foreign currency translation		990	1,853

Cash and cash equivalents, end of period		85,943	100,274

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes		(154)	(277)
Interest received from bank deposits and debt securities		3,681	5,230
Interest paid for bank loans and loans due to parent company		1,119	3,296
Non-cash activities		—	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries are collectively referred to as the “Group”.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Results for the three months and nine months ended September 30, 2006 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Except for the adoption of the Statement of Financial Accounting Standard (“SFAS”) 123R (“SFAS 123R”) “Share-Based Payment” from January 1, 2006, which is disclosed in detail in Note 2, the accounting policies and methods of computation used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the annual report for the year ended December 31, 2005.

2.	Share-based payment

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board Opinion No.25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and was amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share-based payment transactions using fair-value methods thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards, for which the requisite service has not been rendered and therefore the related compensation expenses have not been recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

The Group has not granted new options for the nine months ended September 30, 2006. The share-based compensation expense recognized in the nine months ended September 30, 2006 is US$2,286,000. For detailed information of the Share Options Plans, please refer to the Company’s 2005 annual report, Note 29.

If the Group had applied the fair value recognition provision to share-based compensation in the comparative period, the effect would have been to reduce net income and pro forma amounts would have been adjusted as follows:

	Three months	Nine months
	ended September 30,	ended September 30,
	2005	2005
	(in thousands of U.S. dollars except for per share data)
Net income as reported	12,882	32,286
Add: share-based compensation expense included in 2005 financial statements	—	-
Less: share-based compensation expense determined under fair value based method, net of tax	(1,251)	(4,003)

Pro forma net income attributable to shareholders	11,631	28,283
Pro forma earnings per ordinary share – basic (cents)	0.28	0.69
Pro forma earnings per ordinary share – diluted (cents)	0.28	0.69

3. Short-term bank deposits

Short-term bank deposits arose from certificate of deposits of US$3,025,000, bearing interest rates between 6% and 8.25% per annum and one-year fixed deposits of US$25,290,000 bearing interest rates between 2.25% and 2.52% per annum.

4. Restricted securities

The aggregate fair value of restricted securities amounted to US$97,640,000 as at September 30, 2006 (December 31, 2005: US$59,122,000).

In April 2005, the Company pledged and set aside debt securities with total face value of US$60,000,000 as collateral for a four-year bank loan facility. As a result, those debt securities have been reclassified from “Available-for-sale securities” to “Restricted securities”. As at September 30, 2006, these restricted securities had a market value of US$59,015,000 (December 31, 2005: US$59,122,000).

In June 2006, the Company effectively pledged debt securities with total face value of US$40,000,000 as collateral for a one-year bank loan. As a result, those debt securities have been reclassified from “Available-for-sale securities” to “Restricted securities”. As at September 30, 2006, these restricted securities had a market value of US$38,625,000 (December 31, 2005: US$38,519,000).

5.	Goodwill

The net balance of goodwill, as at September 30, 2006, of US$209,289,000 includes goodwill arising on acquisitions of Huanjian Shumeng (details of which were previously stated in Note 3 of the Company’s 2006 first quarterly report) on January 4, 2006 of US$1,397,000 and Beijing Infomax (details of which were previously stated in Note 3 of the Company’s 2006 half-year report) on June 1, 2006 of US$15,182,000, and currency translation adjustments of US$8,032,000 arising during the first nine months of 2006.

6. Short-term loan

In May 2006 the Company entered into a loan agreement with a bank whereby on June 2, 2006 the Company effectively pledged certain debt securities with a total face value of US$40,000,000 for a one-year bank loan, totaling US$35,340,000 and bearing interest at 0.3% over 3-month LIBOR. The bank loan will be repaid on or before June 2, 2007. For details, please refer to Note 11 of the Company’s 2006 half-year report.

7. Due to related parties

In August 2006 and September 2006, the Company repaid all outstanding loans principal of US$20,038,000 to parent company.

8. Foreign currency translation

During the nine months ended September 30, 2006, the Group recognized an exchange gain of US$1,695,000 in the unaudited condensed consolidated statements of operations due to the appreciation of RMB. This exchange gain primarily arose from the translation of the net non-RMB liability at period end.

Upon translation of the Group’s unaudited consolidated balance sheet as at September 30, 2006 from its principal functional currency of RMB into its reporting currency of U.S. dollar at the exchange rate at the same date, currency translation adjustments of US$9,587,000 and US$8,032,000 are credited to accumulated other comprehensive incomes and debited to goodwill, respectively.

9. Income taxes

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

No Hong Kong profits tax has been provided as the Group has no estimated assessable profit in Hong Kong for the nine months ended September 30, 2006 (2005: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

10. Earnings per share

a)	Basic earnings per share

The calculation of basic earnings per share for the three months and nine months ended September 30, 2006, is based on:

● the respective unaudited consolidated net income attributable to shareholders of US$5,278,000 and US$29,164,000 (2005: US$12,882,000 and US$32,286,000);

● the weighted average number of 4,259,625,175 and 4,252,713,087 (2005: 4,200,439,916 and 4,073,373,960) ordinary shares outstanding during the periods; and

● 53,245,315 and 53,158,914 (2005: 52,505,499 and 50,917,174) American Depositary Shares (“ADS”) outstanding during the periods.

b)	Diluted earnings per share

The calculation of diluted earnings per share for the three months and nine months ended September 30, 2006, is based on:

● the same net income data in 10(a);

● the weighted average number of 4,259,625,175 and 4,289,453,234 (2005: 4,203,069,703 and 4,074,260,188) ordinary shares, after adjusting for the effects of all dilutive potential shares during the periods; and

● 53,245,315 and 53,618,165 (2005: 52,538,371 and 50,928,252) ADS outstanding during the periods.

For the three months ended September 30, 2006, stock options were excluded from the computation of diluted earnings per share primarily because the exercise prices of the options were greater than the average market price of the ordinary shares.

11.	Dividends

There were no dividends declared, made or paid by the Group for the nine months ended September 30, 2006 (2005: Nil).

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

Summary of principal differences between US GAAP and HK GAAP

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	12,882	5,278	32,286	29,164

Reconciliation adjustment, net of tax:
Share-based compensation*	(1,194)	—	(3,813)	34

Net income attributable to shareholders under HK GAAP	11,688	5,278	28,473	29,198

*	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS2”), which requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after November 7, 2002 and had not yet vested at the effective date of HKFRS2. The Company has adopted SFAS 123R since January 1, 2006. The GAAP difference in 2006 reflects the cost of options granted before November 7, 2002 recognized under US GAAP but not recognized under HK GAAP.

	December 31,	September	30,
	2005	2006
	(in thousands of U.S. dollars)

Total assets under US GAAP	446,007	495,274
Reconciliation adjustment, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040
Total assets under HK GAAP	451,047	500,314

	December 31,	September 30,
	2005	2006
	(in thousands of U.S. dollars)

Net assets under US GAAP	329,110	377,176

Reconciliation adjustment, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040

Net assets under HK GAAP	334,150	382,216

Management guidance for the fourth quarter of 2006

The Company’s management estimates that its total revenues for the fourth quarter of 2006 will decrease by 8.8% to 11.4% quarter on quarter. This implies a total revenue range of between US$34.5 mn and US$35.5 mn.

Non-GAAP financial measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Adjusted EBITDA, Non-GAAP Net Income, Non-GAAP basic and diluted EPS which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures are provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBIDTA, depreciation and amortization expenses have been excluded from the income from operations. In calculating adjusted EBIDTA, the share-based compensation expense has been further excluded from EBIDTA to derive at the adjusted EBIDTA. In addition, share-based compensation expense has also been excluded from the Net Income Attributable to Shareholders to derive at the Non-GAAP Net Income. The reason to exclude the share-based compensation expense to derive at the adjusted EBIDTA and Non-GAAP Net Income is that the Statement of Financial Accounting Standard 123R “Share-Based Payment” has been adopted by the Company since January 1, 2006 and the Company believes that the exclusion of such expense could enhance the comparability of its current operating results from prior periods. Correspondingly, the Non-GAAP basic and diluted earnings per share data were calculated based on the Non-GAAP Net Income as shown below. The number of shares used in the calculation has been disclosed in Note 10 to the unaudited condensed consolidated financial statements.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Three months ended		Nine	months ended
	September 30,		September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Income from operations	11,493	4,220	28,886	25,915
Add back: Depreciation	1,801	2,168	5,111	6,362
Amortization	208	368	767	782

EBITDA	13,502	6,756	34,764	33,059

Add back: Share-based compensation	—	744	—	2,286

Adjusted EBITDA	13,502	7,500	34,764	35,345
Net income attributable to shareholders	12,882	5,278	32,286	29,164
Add back: Share-based compensation	—	744	—	2,286

Non-GAAP Net Income	12,882	6,022	32,286	31,450

Based on the Non-GAAP Net Income and the number of shares as disclosed in Note 10 to the condensed consolidated financial statements, the calculated Non-GAAP basic and diluted earnings per share are as follows:

	Three months ended		Nine	months ended
	September 30,		September 30,
	2005	2006	2005	2006
Non-GAAP earnings per ordinary share – basic (cents):	0.31	0.14	0.79	0.74
Non-GAAP earnings per ordinary share – diluted (cents):	0.31	0.14	0.79	0.73
Non-GAAP earnings per ADS – basic (cents):	24.5	11.3	63.4	59.2
Non-GAAP earnings per ADS – diluted (cents):	24.5	11.3	63.4	58.7

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the nine months ended September 30, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)Mr. Gordon Kwong

Mr. Jay Chang Ms. Tommei Tong (Vice Chairman)Mr. Ma Wei Hua

Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai	Ms. Angela MakDr. Lo Ka Shui Alternate Director:
Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

* for identification purpose